Pampa Energía, an independent company with active participation in the Argentine electricity and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2023.

Buenos Aires, March 6, 2024

Stock information

Share capital
as of March 5, 2024
1,363.5 million common shares/
54.5 million ADS

Market capitalization
AR$2,330 billion/
US$2,259 million

Information about the videoconference

Date and time
Thursday March 7
10 AM Eastern Standard Time
12 PM Buenos Aires Time

Access link
bit.ly/Pampa4Q2023VC

For further information about Pampa

Email
investor@pampaenergia.com

Website for investors
ri.pampaenergia.com

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

Securities and
Exchange Commission
sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, converted into AR$ at transactional FX. However, Transener and TGS adjust their figures for inflation as of December 31, 2023, which are expressed in US$ at the period’s closing FX. The reported figures from previous periods remain unchanged.

The impact of the local currency depreciation

The steep US$ quote increase from AR$350 to AR$808 on December 13, 2023, mainly affected the tax valuation as it reports under local currency. Despite being adjusted for inflation, it was diluted by the AR$ depreciation, temporarily diverging from the accounting valuation of PPE and accruing a non-cash deferred income tax. Regarding Transener and TGS, the 21% average inflation adjustment on Q4 23 flows failed to offset the AR$ devaluation.

Q4 23 main results[1]

19% year-on-year sales decrease, recording US$362 million[2] in Q4 23, explained by lower gas sales, thermal and petrochemicals dispatch.

Operating performance highlighted by CTEB’s CCGT and hydros:

Pampa's main operational KPIs		Q4 23	Q4 22	Variation
Power	Generation (GWh)	5,017	5,175	-3%
	Gross margin (US$/MWh)	21.0	17.4	+21%

Oil and gas	Production (k boe/day)	56.4	61.6	-8%
	Gas over total production	92%	91%	+2%
	Average gas price (US$/MBTU)	3.2	3.9	-17%
	Average oil price (US$/bbl)	68.9	66.9	+3%

Petrochemicals	Volume sold (k ton)	94	120	-22%
	Average price (US$/ton)	1,264	1,284	-2%

Adjusted EBITDA[3] reached US$129 million, 30% lower than Q4 22, explained by reductions of US$46 million in holding and others, as the sharp AR$ devaluation significantly diluted the adjusted by inflation results of TGS and Transener, and a 30% drop in oil and gas. These decreases were partially offset by improvements of 10% in power generation and 33% in petrochemicals.

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 It does not include sales from the affiliates CTBSA, Transener and TGS, shown as ‘Results for participation in joint businesses and associates’.

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

Pampa Energía ● Earnings release Q4 23 ● 1

The net income attributable to the Company’s shareholders recorded a US$155 million loss, briefly explained before by lower sales and affiliates’ equity income, in addition to US$151 million of higher non-cash deferred income tax charges due to the temporary lag between the accounting and tax valuation of PPE. It is worth noting that the accounting valuation is based on the US$ as functional currency, while the tax reporting is in AR$, which inflation adjustment was diluted by the sharp devaluation impact towards the end of Q4 23. Gains from holding financial securities partially offset these losses.

Net debt decreased to US$613 million, reaching the lowest in the last 5 years. This substantial decrease was mainly explained by an interannual reduction of US$165 million in gross debt, due to principal cancellations and dilution of the AR$ debt. Moreover, a US$135 million increase in cash and cash equivalents was recorded, resulting in a net leverage ratio of 0.9x and accomplishing a solid balance sheet.

Pampa Energía ● Earnings release Q4 23 ● 2

1.	Relevant Events
1.1	Declaration of emergency in the national electricity sector

On December 18, 2023, through DNU No. 55/23, the National Government declared a state of emergency for the national electricity sector until December 31, 2024. The emergency comprises power generation, transmission and distribution, as well as natural gas transportation and distribution.

To ensure the proper provision of public utilities, the SE was instructed to implement measures that procure free competition and low barrier pricing and maintain regulated income in real terms. Also, RTI processes were initiated for electricity and natural gas transportation and distribution. RTI implementation cannot be extended beyond the end of 2024.

The ENRE and ENARGAS held public hearings regarding tariff adjustments and the monthly updating index. ENRE established 179.7% and 191.1% increases over Transener and Transba’s November 2023 tariff schedules, respectively, applicable as of February 2024. Also, from May 2024, an index combining wages, wholesale and consumer prices was determined to update tariffs monthly (Res. ENRE No. 104/24 and 105/24). As of today, the tariff schemes for TGS have not been published yet.

Additionally, the DNU orders the intervention of ENRE and ENARGAS from January 1, 2024, and its Board of Directors members to be appointed by the SE. Also, the DNU seeks to create a single National Regulatory Authority for Gas and Electricity (Ente Nacional Regulador del Gas y la Electricidad), which would eventually replace ENRE and ENARGAS.

1.2	Power generation segment

Tender to install thermal power capacity

In November 2023, a total of 29 projects for 3,340 MW were awarded to install and improve the system’s reliability and efficiency, among them Pampa’s CTGEBA and CTEB expansion projects for 300 MW and 11 MW, respectively (Res. SE No. 961/23). However, on December 28, 2023, the SE instructed CAMMESA to temporarily hold the issuance of commercial documentation corresponding to the guarantee’s payment for maintaining the bid. Therefore, the PPAs were not executed.

Incident at CTLL’s GT05

On July 20, 2023, an incident occurred in the LDLATG05 gas turbine at CTLL, manufactured by General Electric. The necessary work to dismantle and repair the failure was completed, and commercial operations resumed on January 26, 2024.

Updates for the legacy or spot pricing scheme

On February 7, 2024, the SE granted a 74% increase to the spot energy remuneration in AR$, as of February 2024 (Res. No. 9/24).

Pampa Energía ● Earnings release Q4 23 ● 3

1.3	Oil and gas segment

Permits to export gas

In November 2023, the SE approved additional gas export volumes to Chile on a ToP basis for 0.6 million m3/day, to be delivered during the winter months of May to September 2024. Currently, Pampa is authorized to export a ToP volume of 1.5 million m3/day until April 2024.

Shareholding in OCP

On January 16, 2024, Pampa acquired 29.66% share capital in OCP from Repsol. Hence, Pampa holds 63.74% of the OCP’s share capital and maintains the company’s co-control.

1.4	Export Growth Program (Programa de Incremento Exportador, PIE)

To encourage oil and gas exports and strengthen BCRA’s reserves, on October 3, 2023, the SE through Res. No. 808/23 allowed hydrocarbon exporters to settle transactions under the Export Growth Program (DNU No. 576/22). PIE partially recognizes exports under a differential FX at CCL and the remaining at the official FX. Pampa adhered to this scheme. The evolution of the percentages is summarized below:

Res./DNU	Export period	% of settlement under higher FX
Res. SE No. 808/23	From October 2 to November 20, 2023	25%
DNU No. 549/23	From October 23 to November 17, 2023	30%
DNU No. 597/23	From November 20 to December 10, 2023	50%
DNU No. 28/23	From December 13, 2023	20%
1.5	TGS: Commissioning of the Mercedes–Cardales gas pipeline

In December 2023, the Mercedes–Cardales gas pipeline was commissioned. Conducted by ENARSA and complementary to the GPNK, this major infrastructure allows more flexibility in the transfer between natural gas transportation systems operated by TGS and TGN in the Greater Buenos Aires area. ENARSA contracted TGS to operate and maintain the said gas pipeline.

1.6	Changes in the Board

On November 22, 2023, the Board accepted the resignation of Diana Mondino as an alternate independent member. Moreover, on November 29, 2023, the Board accepted the resignation of Emilse Juárez as an alternate independent member and Renata Scafati as an independent member.

Pampa Energía ● Earnings release Q4 23 ● 4

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 12.31.2023		As of 12.31.2022
	AR$	US$ FX 808,45	AR$	US$ FX 177,16
ASSETS
Property, plant and equipment	2,056,974	2,544	383,464	2,165
Intangible assets	77,898	96	24,364	138
Right-of-use assets	17,259	21	1,521	9
Deferred tax asset	2	0	6,326	36
Investments in joint ventures and associates	542,978	672	159,833	902
Financial assets at amortized cost	-	-	18,000	102
Financial assets at fair value through profit and loss	28,040	35	4,867	27
Other assets	349	0	91	1
Trade and other receivables	14,524	18	3,415	19
Total non-current assets	2,738,024	3,387	601,881	3,397

Inventories	166,023	205	30,724	173
Financial assets at amortized cost	84,749	105	1,357	8
Financial assets at fair value through profit and loss	451,883	559	103,856	586
Derivative financial instruments	250	0	161	1
Trade and other receivables	238,294	295	83,328	470
Cash and cash equivalents	137,973	171	18,757	106
Total current assets	1,079,172	1,335	238,183	1,344

Total assets	3,817,196	4,722	840,064	4,742

EQUITY
Equity attributable to owners of the company	1,943,736	2,404	403,463	2,277

Non-controlling interest	6,960	9	1,157	7

Total equity	1,950,696	2,413	404,620	2,284

LIABILITIES
Provisions	119,863	148	26,062	147
Income tax and presumed minimum income tax liabilities	44,614	55	31,728	179
Deferred tax liabilities	240,686	298	19,854	112
Defined benefit plans	13,172	16	4,908	28
Borrowings	989,182	1,224	237,437	1,340
Trade and other payables	37,301	46	3,757	21
Total non-current liabilities	1,444,818	1,787	323,746	1,827

Provisions	4,649	6	779	4
Income tax liabilities	14,026	17	927	5
Taxes payables	11,427	14	4,966	28
Defined benefit plans	2,695	3	1,021	6
Salaries and social security payable	15,537	19	5,627	32
Derivative financial instruments	191	0	318	2
Borrowings	181,357	224	48,329	273
Trade and other payables	191,800	237	49,731	281
Total current liabilities	421,682	522	111,698	630

Total liabilities	1,866,500	2,309	435,444	2,458

Total liabilities and equity	3,817,196	4,722	840,064	4,742

Pampa Energía ● Earnings release Q4 23 ● 5

2.2	Consolidated income statement

	Fiscal year				Fourth quarter
Figures in million	2023		2022		2023		2022
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	513,727	1,732	242,182	1,829	166,770	362	73,434	448
Domestic sales	429,205	1,423	196,723	1,478	143,313	306	59,861	364
Foreign market sales	84,522	309	45,459	351	23,457	56	13,573	84
Cost of sales	(320,124)	(1,107)	(149,661)	(1,139)	(110,171)	(257)	(45,638)	(280)

Gross profit	193,603	625	92,521	690	56,599	105	27,796	168

Selling expenses	(19,338)	(66)	(8,448)	(65)	(6,005)	(15)	(2,729)	(18)
Administrative expenses	(62,721)	(185)	(19,373)	(142)	(29,167)	(52)	(6,984)	(39)
Exploration expenses	(1,859)	(7)	(50)	-	(87)	-	(27)	-
Other operating income	57,141	177	19,066	131	25,514	62	8,721	52
Other operating expenses	(29,374)	(88)	(5,952)	(46)	(11,295)	(20)	(1,743)	(13)
Impairment of financial assets	283	-	(477)	(4)	1,773	4	195	(1)
Rec. of imp. (impairm.) of int. assets & inventories	(30,784)	(39)	(4,925)	(38)	(30,460)	(38)	(665)	(4)
Results for part. in joint businesses & associates	4,541	(2)	16,089	105	(9,503)	(44)	2,479	5
Income from the sale of associates	6,262	9	-	-	5,776	8	-	-

Operating income	117,754	424	88,451	631	3,145	10	27,043	150

Financial income	1,764	5	768	5	674	1	171	(1)
Financial costs	(105,359)	(364)	(30,488)	(221)	(34,263)	(81)	(12,361)	(73)
Other financial results	155,089	558	25,558	166	59,295	166	21,450	133
Financial results, net	51,494	199	(4,162)	(50)	25,706	86	9,260	59

Profit before tax	169,248	623	84,289	581	28,851	96	36,303	209

Income tax	(132,557)	(318)	(19,389)	(124)	(112,120)	(249)	(14,165)	(98)

Net income for the period	36,691	305	64,900	457	(83,269)	(153)	22,138	111
Attributable to the owners of the Company	34,488	302	64,859	456	(85,220)	(155)	22,411	113
Attributable to the non-controlling interests	2,203	3	41	1	1,951	2.0	(273)	(2)

Net income per share to shareholders	25.25	0.22	46.97	0.33	(62.66)	(0.11)	16.24	0.08
Net income per ADR to shareholders	631.19	5.53	1,174.13	8.26	(1,566.55)	(2.85)	406.00	2.05

Average outstanding common shares[1]	1,366	1,366	1,381	1,381	1,360	1,360	1,380	1,380.0
Outstanding shares by the end of period[1]	1,360	1,360	1,380	1,380	1,360	1,360	1,380	1,380.0

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of December 31, 2022 and 2023.

Pampa Energía ● Earnings release Q4 23 ● 6

2.3	Cash and financial borrowings
As of December 31, 2023, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	805	802	535	535	(270)	(267)
Petrochemicals	-	-	-	-	-	-
Holding and others	0	0	-	-	(0)	(0)
Oil and gas	29	29	913	913	884	884
Total under IFRS/Restricted Group	834	832	1,448	1,448	613	616
Affiliates at O/S2	123	123	217	217	94	94
Total with affiliates	957	954	1,664	1,664	708	710

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of December 31, 2023, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,448 million, 10% and 12% lower than the end of 2022 and quarter-on-quarter, respectively. This decrease is mainly explained by the de-consolidation of PEMC’s associated financial debt, debt payments, and devaluation, which dilutes the AR$ debt. Thanks to the increased liquidity, the net debt continued to drop by 33% and 9% vs. December 2022 and September 2023, respectively, reaching US$613 million.

The total US$ debt accounted for 88% of the Company’s gross debt. 79% of the total was denominated in US$, with an average interest rate of 8.4%, primarily at a fixed rate, while the US$-MEP indebtedness rate was 5%. On the other hand, US$-link debt accounted for 7% of the gross debt with no coupon, and the average interest rate for AR$ debt was 95.7%. The financial debt had an average life of 3.2 years.

The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of the 2023 fiscal year:

Note: The chart only considers Pampa consolidated under IFRS. It does not include affiliates TGS, Transener, and CTBSA.

On December 21, 2023, Pampa redeemed the outstanding Series 11 CB for AR$21,655 million at a Private Badlar rate, originally due on January 15, 2024. During Q4 23, Pampa paid short-term bank borrowings for AR$11,568 million, the FINNVERA loan amortization for US$4 million and took import financing for US$16 million. After Q4 23, on February 5, 2024, Pampa redeemed the Series 17 CB (the second Green Bond) for AR$5,980 million at a Private Badlar plus 2%, which was initially due on May 4, 2023, and, on February 29, 2023, issued the Series 19 CB for AR$17,131 million at a Private Badlar rate minus 1%, maturing on February 28, 2025. Moreover, Pampa took net import financing for US$1 million and paid net short-term bank debt for AR$100 million.

Pampa Energía ● Earnings release Q4 23 ● 7

Regarding our affiliates, in Q4 23, TGS took net import financing for US$16 million and bank borrowings for US$3 million, while Transener paid borrowings for AR$83 million. CTEB paid Series 7 CB for AR$1,754 million and borrowed import financing for US$1 million.

After the quarter’s closing, TGS took short-term bank borrowings for US$20 million and import financing for US$1 million. Transener settled borrowings for AR$56 million, and CTEB took short-term bank debt for AR$31,786 million and redeemed its Series 2 CB for AR$31,760 million.

As of today, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$
Pampa	CB Series 9 at par & fixed rate	2026	293	179	9.5%
	CB Series 1 at discount & fixed rate	2027	750	597	7.5%
	CB Series 3 at discount & fixed rate	2029	300	293	9.125%
TGS[1]	CB at discount at fixed rate	2025	500	470	6.75%

In US$-link
Pampa	CB Series 13	2027	98	98	0%
CTEB[1]	CB Series 4	2024	96	96	0%
	CB Series 6	2025	84	84	0%
	CB Series 9	2026	50	50	0%

In US$-MEP
Pampa	CB Series 16	2025	56	56	4.99%
	CB Series 18	2025	72	72	5.00%

In AR$
Pampa	CB Series 15	2024	18,264	18,264	Badlar Privada +2%
	CB Series 17 (Green Bond)[2]	2024	5,980	5,980	Badlar Privada +2%
CTEB[1]	CB Series 8	2024	4,236	4,236	Badlar Privada +1%

In UVA
CTEB[1]	CB Series 2[3]	2024	65	65	4%

Notes: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS. 2 Redeemed on February 5, 2024. 3 Redeemed on January 18, 2024.

Pampa Energía ● Earnings release Q4 23 ● 8

Credit rating of Pampa and subsidiaries

Company	Agency	Rating
		Global	Local
Pampa	S&P	b-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA+ (long-term) A1+ (short-term)
TGS	S&P	CCC-	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Earnings release Q4 23 ● 9

3.	Analysis of the Q4 23 results

Breakdown by segment Figures in US$ million	Q4 23			Q4 22			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	141	94	(103)	163	86	55	-13%	+10%	NA
Oil and Gas	118	50	(63)	155	72	(8)	-24%	-30%	NA
Petrochemicals	118	20	4	154	15	2	-23%	+33%	+100%
Holding and Others	3	(36)	7	4	10	63	-25%	NA	-89%
Eliminations	(18)	-	-	(28)	1	1	-36%	-100%	-100%

Total	362	129	(155)	448	183	113	-19%	-30%	NA

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA

Reconciliation of adjusted EBITDA, in US$ million	Fiscal year		Fourth quarter
	2023	2022	2023	2022
Consolidated operating income	424	631	10	150
Consolidated depreciations and amortizations	267	212	64	52
EBITDA	691	843	74	202

Adjustments from generation segment	24	(23)	28	2
Deletion of equity income	18	(65)	27	2
Deletion of gain from commercial interests	(59)	(24)	(18)	(7)
Deletion of provision in outages	-	6	-	-
Deletion of PPE activation in operating expenses	6	21	2	5
Deletion of provision in hydros	6	-	1	-
Greenwind's EBITDA adjusted by ownership	-	7	-	-
CTBSA's EBITDA adjusted by ownership	53	33	16	2
Adjustments from oil and gas segment	35	28	35	1
Deletion of PPE & inventories' impairment	38	30	38	1
Deletion of gain from commercial interests	(11)	(2)	(4)	(0)
Deletion of Río Atuel's reversal losses	8	-	1	-
Adjustments from petrochemicals segment	3	2	(0)	2
Deletion of inventory impairment	3	2	-	2
Adjustments from holding & others segment	49	58	(9)	(23)
Deletion of equity income	(16)	(40)	17	(7)
Deletion of gain from commercial interests	(0)	(1)	(0)	(0)
Deletion of intang. assets' impairment/(recovery)	(2)	6	-	1
Deletion of Arbitration Award in Ecuador	-	(37)	-	(37)
Deletion of the sale of associates	(9)	-	(8)	-
TGS's EBITDA adjusted by ownership	63	119	(10)	22
Transener's EBITDA adjusted by ownership	13	11	(8)	(2)

Consolidated adjusted EBITDA	802	908	129	183
At our ownership	770	906	136	183

Pampa Energía ● Earnings release Q4 23 ● 10

3.2	Analysis of the power generation segment

Power generation segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	648	663	-2%	141	163	-13%
Domestic sales	648	663	-2%	141	163	-13%
Cost of sales	(354)	(370)	-4%	(79)	(92)	-14%

Gross profit	294	293	+0%	62	71	-13%

Selling expenses	(2)	(3)	-33%	(1)	(1)	-
Administrative expenses	(50)	(39)	+28%	(12)	(10)	+20%
Other operating income	75	25	+200%	25	7	+257%
Other operating expenses	(27)	(5)	NA	(3)	(2)	+50%
Results for participation in joint businesses	(18)	65	NA	(27)	(2)	NA

Operating income	272	336	-19%	44	63	-30%

Finance income	2	1	+100%	-	-	NA
Finance costs	(119)	(82)	+45%	(27)	(35)	-23%
Other financial results	280	72	+289%	59	83	-29%
Financial results, net	163	(9)	NA	32	48	-33%

Profit before tax	435	327	+33%	76	111	-32%

Income tax	(225)	(73)	+208%	(177)	(58)	+205%

Net income for the period	210	254	-17%	(101)	53	NA
Attributable to owners of the Company	207	253	-18%	(103)	55	NA
Attributable to non-controlling interests	3	1	+200%	2	(2)	NA

Adjusted EBITDA	392	395	-1%	94	86	+10%
Adjusted EBITDA at our share ownership	361	394	-8%	102	86	+19%

Increases in PPE	259	115	+125%	66	16	NA
Depreciation and amortization	96	82	+17%	22	21	+5%

Power generation sales during Q4 23 recorded a decrease of 13%, mainly explained by lower thermal dispatch, in line with the soft electricity demand and programmed overhauls, mainly in the legacy energy, in addition to the incident at CTLL’s GT05 dated from July. Moreover, the lower power generation resulted in lesser fuel income from CAMMESA, which is procured by our E&P business with a breakeven margin for the power generation segment. These effects were partially offset by PEA’s acquisition in December 2022 and the commissioning of PEPE IV.

Regarding legacy energy, the 28% increase received in November 2023 failed to offset the 57% AR$ devaluation impact on thermal conventional units (GT and ST), where the capacity was priced at US$3.7 thousand per MW-month (-9% vs. Q4 22 and -5% vs. Q3 23), and US$2.0 thousand per MW-month for hydro (-6% vs. Q4 22 but +11% vs. Q3 23). However, capacity remuneration for CCGTs remained similar quarter-on-quarter at US$4.6 thousand per MW-month (+14% year-on-year) due to differential income for CCGTs (Res. No. 59/2023). In Q4 23, legacy energy represented 69% of the 5,332 MW operated by Pampa but comprised only 32% of the segment’s sales.

In operating terms, Pampa’s operated power generation slightly decreased by 3% vs. Q4 22, while the Argentine power grid remained stable. This is mainly explained by the forced outage of CTLL’s GT05 from the end of July and programmed overhauls in GT02 and GT04 (-585 GWh). The mild weather and increased water input affected CPB and CTGEBA’s dispatch as required by CAMMESA (-551 GWh), offset by higher generation at all our hydros (+165 GWh). It is worth highlighting the contribution from CTEB’s CCGT, commissioned in February 2023 (+717 GWh), PEPE IV and PEA (+114 GWh).

Pampa Energía ● Earnings release Q4 23 ● 11

The availability of Pampa’s operated units reached 93.4% in Q4 23 (-323 basis points vs. Q4 22’s 96.6%, similar to Q3 23), mainly due to CTLL GT05’s outage and programmed overhauls mentioned above. Therefore, a 92.4% thermal availability rate was registered in Q4 23 (-375 basis points vs. 96.1% from Q4 22, slightly higher than Q3 23).

Power generation's key performance indicators	2023				2022				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity (MW)	938	287	4,107	5,332	938	324	3,826	5,088	-	-11%	+7%	+5%
New capacity (%)	-	100%	33%	31%	-	100%	28%	27%	-	-	+5%	+3%
Market share (%)	2.1%	0.7%	9.4%	12.2%	2.2%	0.8%	8.9%	11.9%	-0%	-0%	+0%	+0%

Fiscal year
Net generation (GWh)	1,964	1,206	17,809	20,979	1,438	888	15,985	18,311	+37%	+36%	+11%	+15%
Volume sold (GWh)	1,964	1,223	18,842	22,029	1,438	897	17,133	19,468	+37%	+36%	+10%	+13%

Average price (US$/MWh)	16	71	35	35	23	70	39	39	-27%	+2%	-11%	-10%
Average gross margin (US$/MWh)	4	61	21	22	6	58	23	23	-39%	+6%	-7%	-5%

Fourth quarter
Net generation (GWh)	715	293	4,009	5,017	550	233	4,391	5,175	+30%	+26%	-9%	-3%
Volume sold (GWh)	715	310	4,187	5,211	550	223	4,696	5,470	+30%	+39%	-11%	-5%

Average price (US$/MWh)	12	69	35	34	16	69	31	31	-25%	-1%	+11%	+7%
Average gross margin (US$/MWh)	1	58	22	21	3	58	17	17	-51%	+0%	+26%	+21%

Note: Gross margin before amortization and depreciation. It includes CTEB, operated by Pampa (50% equity stake). PEMC was de-consolidated in August 2023.

Without depreciation and amortizations, net operating costs decreased to US$48 million, 38% lower than Q4 22, mainly explained by lower gas purchases due to CAMMESA’s lesser thermal demand, lesser electricity purchases to cover contracts and higher accrued commercial interests, in line with a rise in rates and delays from CAMMESA. Increased insurance, local taxes and labor costs offset these effects.

Financial results from Q4 23 reached a net profit of US$32 million, 33% lower than in Q4 22, mainly due to losses generated by the AR$ devaluation over the segment’s net monetary active position, partially offset by lower financial interests, mainly from the AR$-debt, and larger gains from holding financial instruments.

Adjusted EBITDA from the power generation segment reached US$94 million, a 10% increase year-on-year, mainly due to lower operating costs and the renewable PPAs. These effects were offset by lesser thermal dispatch and programmed overhauls, mainly in legacy energy, the AR$ devaluation impact over spot prices, in addition to the incident in CTLL’s GT05 and the de-consolidation of PEMC. In addition, adjusted EBITDA considers CTEB’s 50% ownership, which improvement is associated with the CCGT’s PPA (US$16 million in Q4 23 vs. US$2 million in Q4 22). It excludes items such as the commercial interests for delayed collections, accrual of PPE’s expenses as operating expenditures and contingency provisions for the concession’s termination at Mendoza hydros.

Finally, without including CTEB, capital expenditures registered US$66 million in Q4 23 vs. US$16 million in Q4 22, explained by the PEPE VI expansion project, which started at the end of 2022.

Pampa Energía ● Earnings release Q4 23 ● 12

The following table shows the expansion projects in power generation:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @12/31/23
Thermal
Closing to CC Ensenada	279	PPA for 10 years	US$	23,962	10.5	43	253	99%	22-Feb-23

Renewable
Pampa Energía IV	81	MAT ER	US$	na	na	58(2)	128	97%	17-Jun-23
Pampa Energía VI	139.5	MAT ER	US$	na	na	62(2)	269	52%	Q4 2024 (est.)

Note: 1 Without value-added tax. 2 Estimated average.

3.3	Analysis of the oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	666	646	+3%	118	155	-24%
Domestic sales	505	487	+4%	95	107	-12%
Foreign market sales	161	159	+1%	24	47	-50%
Cost of sales	(412)	(350)	+18%	(93)	(86)	+8%

Gross profit	254	296	-14%	25	69	-64%

Selling expenses	(49)	(45)	+9%	(11)	(12)	-8%
Administrative expenses	(74)	(60)	+23%	(18)	(16)	+13%
Exploration expenses	(7)	-	NA	-	-	NA
Other operating income	86	61	+41%	22	6	+267%
Other operating expenses	(32)	(26)	+23%	(6)	(4)	+50%
Impairment of financial assets	-	(2)	-100%	-	(1)	-100%
Impairment of PPE	(38)	(30)	+27%	(38)	(1)	NA

Operating income	140	194	-28%	(26)	41	NA

Finance income	2	2	-	-	-	NA
Finance costs	(203)	(107)	+90%	(46)	(24)	+92%
Other financial results	(15)	(28)	-46%	(22)	(9)	+144%
Financial results, net	(216)	(133)	+62%	(68)	(33)	+106%

Loss before tax	(76)	61	NA	(94)	8	NA

Income tax	29	(16)	NA	31	(16)	NA

Net loss for the period	(47)	45	NA	(63)	(8)	NA

Adjusted EBITDA	341	347	-2%	50	72	-30%

Increases in PPE and right-of-use assets	556	324	+72%	172	114	+51%
Depreciation and amortization	166	125	+33%	41	30	+37%

In Q4 23, sales from the oil and gas segment decreased by 24% vs. Q4 22, mainly due to lower gas prices driven by soft local and foreign demand and, to a lesser extent, the lower oil and gas production.

Pampa Energía ● Earnings release Q4 23 ● 13

Oil and gas' key performance indicators	2023			2022			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Fiscal year
Volume
Production
In thousand m3/day	0.8	10,296		0.8	9,811		-10%	+5%	+4%
In million cubic feet/day		364			346
In thousand boe/day	4.8	60.6	65.4	5.3	57.7	63.1
Sales
In thousand m3/day	0.8	10,274		0.8	9,842		-6%	+4%	+3%
In million cubic feet/day		363			348
In thousand boe/day	5.0	60.5	65.5	5.3	57.9	63.3

Average Price
In US$/bbl	66.2			69.6			-5%	+1%
In US$/MBTU		4.2			4.2

Fourth quarter
Volume
Production
In thousand m3/day	0.7	8,821		0.9	9,493		-22%	-7%	-8%
In million cubic feet/day		312			335
In thousand boe/day	4.5	51.9	56.4	5.7	55.9	61.6
Sales
In thousand m3/day	0.6	8,634		0.9	9,368		-27%	-8%	-10%
In million cubic feet/day		305			331
In thousand boe/day	4.1	50.8	54.9	5.5	55.1	60.7

Average Price
In US$/bbl	68.9			66.9			+3%	-17%
In US$/MBTU		3.2			3.9

Note: The net production in Argentina. The gas volume is standardized at 9,300 kilocalories (kCal).

In operating terms, total production reached 56.4 kboe per day in Q4 23 (-8% vs. Q4 22 and -30% vs. Q3 23). This decrease was mainly explained by a lower gas production, which recorded 8.8 million m3 per day (-7% vs. Q4 22 and -31% vs. Q3 23 due to seasonality) because of the mild weather and higher hydro generation caused by El Niño current in Argentina and Chile, resulting in lesser thermal dispatch and exports, on top of higher nuclear availability. During Q4 23, it was the first time since January 2021 that our delivered volumes were under the ToP stipulated in the contracts.

Shale gas from Vaca Muerta gained prominence, representing 47% of Q4 23 total gas production vs. 3% in Q4 22, thanks to the development campaign in our operated blocks started in 2023. Analyzing the gas output by block, 53% of our total gas output in Q4 23 came from El Mangrullo, which recorded 4.7 million m3 per day (-31% vs. Q4 22 and -37% vs. Q3 23). Although El Mangrullo’s campaign focused on shale wells, the production mostly came from tight gas. On the other hand, due to the outstanding productivity of its shale wells, Sierra Chata’s output reached 2.2 million m3 per day (+283% vs. Q4 22 and -35% vs. Q3 23). At non-operated blocks, Río Neuquén remained at 1.5 million m3 per day (similar to Q4 22 and -6% vs. Q3 23), while Rincón del Mangrullo continues the natural depletion, contributing 0.2 million m3 per day (-20% vs. Q4 22 and +5% vs. Q3 23).

Our gas price in Q4 23 was US$3.2 per MBTU (-17% vs. Q4 22 and -32% vs. Q3 23 due to seasonality), explained by lower export prices and volumes.

Regarding our gas deliveries during Q4 23, 58% supplied CAMMESA as fuel for our thermal power units and 16% to the retail segment through distribution utility companies and ENARSA, both under Plan Gas.Ar framework. Moreover, 15% was sold to the industrial/spot market, 5% was exported, and the remaining was sold as raw material to our petchem plants. In contrast, in Q4 22, 46% supplied CAMMESA, 22% to the industrial/spot market, 14% to the retail segment, 13% was exported, and the remaining was sold to our petchem plants.

Pampa Energía ● Earnings release Q4 23 ● 14

Oil production reached 4.5 kbbl per day in Q4 23 (-22% vs. Q4 22 and -5% vs. Q3 23), explained by year-on-year drops of 0.9 kbbl per day at El Tordillo due to its natural depletion and 0.4 kbbl per day in other blocks. Moreover, the volume sold decreased mainly due to exports effective in January 2024.

Our oil price in Q4 23 had a slight increase of 3% vs. Q4 22, reaching US$68.9 per bbl, explained by the gradual convergence of domestic pricing to Brent and a higher share of our production destined to the foreign market, as 40% of the volume sold was exported vs. 17% in Q4 22.

By the end of Q4 23, we accounted for 813 productive wells vs. 895 as of the end of 2022. The sharp decrease is explained by the exit agreements in Estación Fernández Oro and Anticlinal Campamento gas blocks, and the production curtailment at El Tordillo oil block due to cost efficiency.

Pampa’s proven reserves (P1) by the end of 2023 amounted to 199 million boe, 11% higher than the 179 million boe recorded by the end of 2022. Considering the production levels and additional reserves achieved in 2023, the replacement ratio amounted to 1.8 times, and the average reserve life was approximately 8.6 years. Moreover, 94% of the reserves are natural gas and 6% oil. The higher shale reserve quantification from the Vaca Muerta formation mainly explains this increase, which is essentially driven by the performance of pilot wells at Sierra Chata. During 2023, we almost doubled the certified shale volume, reaching 83 million boe, comprising 42% of Pampa’s P1 reserves (vs. 44 million boe or 24% of the 2022 P1 reserves).

Net operating costs in Q4 23, excluding depreciation, amortization, Plan Gas.Ar compensation (US$7 million) and the gains from the settlement of exports at a differential FX (US$12 million) remained similar year-on-year, reaching US$84 million in Q4 23. This slight variation was mainly due to higher labor expenses and maintenance linked to the ramp-up in shale activity, which were partially offset by higher commercial interests due to a rise in rates and delays, mainly charged to CAMMESA, lower transportation costs, royalties and levies, linked to the decrease in sales. The decline in production also affected the lifting cost per boe, which reached US$7.4 per boe produced in Q4 23, a 14% increase year-on-year and +31% vs. Q3 23.

Financial results in Q4 23 recorded higher losses of US$35 million, reaching a loss of US$68 million, explained by the AR$ devaluation impact over certain receivables and a rise in financial expenses, mainly related to the AR$-debt. Higher gains from holding financial securities partially offset these effects.

Pampa Energía ● Earnings release Q4 23 ● 15

Our oil and gas adjusted EBITDA amounted to US$50 million in Q4 23, 30% lower than in Q4 22, mainly explained by the soft demand, both in local and foreign markets, linked to the mild weather, the higher water input, increased nuclear power generation, hence the low thermal dispatch and gas prices. These effects were partially offset by gains from settling exports at a differential FX. In addition, the adjusted EBITDA of Q4 23 excludes the impairment of PPE and inventories and commercial interests for late collection, mainly charged to CAMMESA.

Finally, in Q4 23, capital expenditures amounted to US$172 million, 51% higher than in Q4 22, mainly driven by the shale gas wells drilling and completion campaign and the beginning of the pilot plan for shale oil in Rincón de Aranda.

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	507	617	-18%	118	154	-23%
Domestic sales	359	425	-16%	86	117	-26%
Foreign market sales	148	192	-23%	32	37	-13%
Cost of sales	(444)	(536)	-17%	(103)	(131)	-21%

Gross profit	63	81	-22%	15	23	-35%

Selling expenses	(15)	(17)	-12%	(3)	(5)	-40%
Administrative expenses	(6)	(5)	+20%	(1)	(1)	-
Other operating income	13	1	NA	13	1	NA
Other operating expenses	(7)	(6)	+17%	(5)	(4)	+25%
Impairment of inventories	(3)	(2)	+50%	-	(2)	-100%

Operating income	45	52	-13%	19	12	+58%

Finance costs	(3)	(3)	-	(1)	(1)	-
Other financial results	15	6	+150%	8	1	NA
Financial results, net	12	3	+300%	7	-	NA

Profit before tax	57	55	+4%	26	12	+117%

Income tax	(27)	(15)	+80%	(22)	(10)	+120%

Net income for the period	30	40	-25%	4	2	+100%

Adjusted EBITDA	53	59	-10%	20	15	+33%

Increases in PPE	7	7	-	3	2	+50%
Depreciation and amortization	5	5	-	1	1	-

The petrochemicals segment’s adjusted EBITDA reached US$20 million in Q4 23, 33% higher than in Q4 22, mainly explained by lower costs correlated with the production decrease, mainly in octane bases and aromatics destined for the domestic market, in addition to the profit from the settlement of exports at a differential FX, that amounted US$12 million. These variations were partially offset by lower SBR and reforming prices, in line with the decrease of international reference prices, lower reforming volumes and the impact of import tax charges in force from August.

Total volume sold decreased by 22% vs. Q4 22, reaching 94 thousand tons, mainly explained by the lower demand for reforming products in the local market and a programmed overhaul in this plant in November 2023.

In Q4 23, financial results reached a net profit of US$7 million, while no financial results were recorded in Q4 22. This difference is explained by higher net gains due to the AR$ devaluation over payables.

Pampa Energía ● Earnings release Q4 23 ● 16

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Fiscal year
Volume sold 2023 (thousand ton)	112	43	250	405
Volume sold 2022 (thousand ton)	114	46	262	421
Variation 2023 vs. 2022	-2%	-6%	-5%	-4%

Average price 2023 (US$/ton)	1,886	1,796	874	1,251
Average price 2022 (US$/ton)	2,093	2,310	1,044	1,464
Variation 2023 vs. 2022	-10%	-22%	-16%	-15%

Fourth quarter
Volume sold Q4 23 (thousand ton)	28	11	55	94
Volume sold Q4 22 (thousand ton)	30	10	81	120
Variation Q4 23 vs. Q4 22	-7%	+16%	-32%	-22%

Average price Q4 23 (US$/ton)	1,966	1,744	812	1,264
Average price Q4 22 (US$/ton)	1,939	2,282	924	1,284
Variation Q4 23 vs. Q4 22	+1%	-24%	-12%	-2%

Note: 1 Includes Propylene.

3.5	Analysis of the holding and others segment

Holding and others segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2023	2022	∆%	2023	2022	∆%
Sales revenue	14	20	-30%	3	4	-25%
Domestic sales	14	20	-30%	3	4	-25%

Gross profit	14	20	-30%	3	4	-25%

Administrative expenses	(55)	(38)	+45%	(21)	(12)	+75%
Other operating income	3	44	-93%	2	38	-95%
Other operating expenses	(22)	(9)	+144%	(6)	(3)	+100%
Impairment of financial assets	-	(2)	-100%	4	-	NA
Recovery from impair. (Impairment) of intangible assets	2	(6)	NA	-	(1)	-100%
Income from the sale of associates	9	-	NA	8	-	NA
Results for participation in joint businesses	16	40	-60%	(17)	7	NA

Operating income	(33)	49	NA	(27)	33	NA

Finance income	7	9	-22%	2	1	+100%
Finance costs	(45)	(36)	+25%	(8)	(15)	-47%
Other financial results	278	116	+140%	121	58	+109%
Financial results, net	240	89	+170%	115	44	+161%

Profit before tax	207	138	+50%	88	77	+14%

Income tax	(95)	(20)	NA	(81)	(14)	NA

Net income for the period	112	118	-5%	7	63	-89%

Adjusted EBITDA	16	107	-85%	(36)	10	NA

Increases in PPE	5	5	-	1	2	-50%
Depreciation and amortization	-	-	NA	-	-	NA

Pampa Energía ● Earnings release Q4 23 ● 17

The holding and others segment, without considering the affiliates’ equity income (Transener and TGS), posted a US$10 million operating loss in Q4 23, while it was a US$26 million profit in Q4 22, mainly explained by the arbitration award obtained in Ecuador for US$37 million and, to a lesser extent, the share price outperformance impacting the executive compensation plan.

In Q4 23, financial results increased by 161% year-on-year, reaching a net gain of US$115 million, mainly due to higher net FX profits from the dilution of fiscal liabilities in AR$.

The adjusted EBITDA of our holding and others segment recorded a US$36 million loss in Q4 23, while it was a US$10 million profit in Q4 22. The adjusted EBITDA excludes the equity income from our participation in TGS and Transener. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Besides, it excludes the impairment and recovery of intangible assets and the income from the sale of associates.

In TGS, the EBITDA adjusted by our stake recorded a US$10 million loss in Q4 23 vs. US$22 million profit in Q4 22. TGS reports under IFRS IAS 29 – inflation adjustment, so Q4 23 was mainly impacted by the lag between the 57% AR$ devaluation and the 21% average inflation. Moreover, the regulated business performance remains underperforming inflation, as its tariffs have not been raised since May 2023, and the drop in international prices and production volume affected the liquids segment. Higher midstream sales partially offset these effects, mainly due to higher natural gas transportation and conditioning services in Vaca Muerta and, to a lesser extent, to the GPNK operation.

In Transener, the EBITDA adjusted by our stake recorded a US$8 million loss in Q4 23 vs. a US$2 million loss in Q4 22. As TGS, Transener was affected by the restatement under inflation adjustment. The AR$ devaluation impacted the regulated tariff. In Q4 23, extraordinary expenses of US$11 million were recorded due to synchronous compensator failure at the Ezeiza transformer station. That expense was excluded from the EBITDA, as well as the insurance collection.

Pampa Energía ● Earnings release Q4 23 ● 18

3.6	Analysis of the fiscal year, by subsidiary and segment

Subsidiary In US$ million	Fiscal year 2023				Fiscal year 2022
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(0)	2	61.0%	3	(0)	1
Los Nihuiles	52.0%	(3)	(0)	6	52.0%	0	(0)	1
VAR[4]	100.0%	22	0	8	-	-	-	-

Greenwind[5]		11	-	3		22	60	5
Non-controlling stake adjustment		-	-	-		16	-	4
Subtotal Greenwind adjusted by ownership	100.0%	11	-	3	100.0%	7	60	1

CTBSA		106	117	(36)		67	278	82
Non-controlling stake adjustment		(53)	(58)	18		(33)	(139)	(41)
Subtotal CTBSA adjusted by ownership	50.0%	53	58	(18)	50.0%	33	139	41

Pampa stand-alone, other companies, & adj.[1]	100.0%	308	(270)	205	100%	352	101	209
Subtotal power generation		392	(211)	207		395	300	253

Oil & gas segment
Pampa Energía	100.0%	341	884	(47)	100.0%	347	753	45
Subtotal oil & gas		341	884	(47)		347	753	45

Petrochemicals segment
Pampa Energía	100.0%	53	-	30	100.0%	59	-	40
Subtotal petrochemicals		53	-	30		59	-	40

Holding & others segment
Transener		48	(20)	8		41	(32)	10
Non-controlling stake adjustment		(36)	15	(6)		(30)	24	(7)
Subtotal Transener adjusted by ownership	26.3%	13	(5)	2	26.3%	11	(8)	3

TGS		219	155	29		407	271	182
Non-controlling stake adjustment		(156)	(114)	(20)		(288)	(192)	(129)
Subtotal TGS adjusted by ownership	26.5%	63	41	9	29.3%	119	79	53

Pampa stand-alone, other companies, & adj.[1]	100.0%	(60)	(0)	101	100%	(23)	(0)	62
Subtotal holding & others		16	35	112		107	71	118

Deletions	100%	-	(94)	-	100%	-	(210)	-
Total consolidated		802	613	302		908	913	456
At our share ownership		770	707	302		906	1,123	456

Note: 1 The deletions correspond to other companies or inter-companies. 2 Net debt includes holding companies and debt repurchases. 3 Attributable to the Company’s shareholders. 4 Acquired on December 16, 2022. 5 Consolidated in Pampa’s FS from August 2022 to July 2023.

Pampa Energía ● Earnings release Q4 23 ● 19

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q4 23				Q4 22
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	(0)	(0)	0	61.0%	0	(0)	(1)
Los Nihuiles	52.0%	1	(0)	6	52.0%	(0)	(0)	(3)
VAR[4]	100.0%	7	0	(1)	-	-	-	-

Greenwind[5]		-	-	-		6	60	2
Non-controlling stake adjustment		-	-	-		-	-	-
Subtotal Greenwind adjusted by ownership	100.0%	-	-	-	100.0%	6	60	2

CTBSA		32	117	(53)		4	278	(3)
Non-controlling stake adjustment		(16)	(58)	27		(2)	(139)	2
Subtotal CTBSA adjusted by ownership	50.0%	16	58	(27)	50.0%	2	139	(2)

Pampa stand-alone, other companies, & adj.[1]	100.0%	77	(270)	(82)	100%	78	101	58
Subtotal power generation		94	(211)	(103)		86	300	55

Oil & gas segment
Pampa Energía	100.0%	50	884	(63)	100.0%	72	753	(8)
Subtotal oil & gas		50	884	(63)		72	753	(8)

Petrochemicals segment
Pampa Energía	100.0%	20	-	4	100.0%	15	-	2
Subtotal petrochemicals		20	-	4		15	-	2

Holding & others segment
Transener		(30)	(20)	(27)		(6)	(32)	(5)
Non-controlling stake adjustment		22	15	20		5	24	4
Subtotal Transener adjusted by ownership	26.3%	(8)	(5)	(7)	26.3%	(2)	(8)	(1)

TGS		(38)	155	(58)		75	271	26
Non-controlling stake adjustment		28	(114)	43		(53)	(192)	(19)
Subtotal TGS adjusted by ownership	26.5%	(10)	41	(16)	29.3%	22	79	8

Pampa stand-alone, other companies, & adj.[1]	100.0%	(18)	(0)	30	100%	(10)	(0)	57
Subtotal holding & others		(36)	35	7		10	71	63

Deletions	100%	-	(94)	-	100%	1	(210)	1
Total consolidated		129	613	(155)		183	913	113
At our share ownership		136	707	(155)		183	1,123	113

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies and debt repurchases. 3 Attributable to the Company’s shareholders. 4 Acquired on December 16, 2022. 5 Consolidated in Pampa’s FS from August 2022 to July 2023.

Pampa Energía ● Earnings release Q4 23 ● 20

4.	Appendix
4.1	Power generation’s main operational KPIs by plant

Power generation's key performance indicators	Hydroelectric			Wind					Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3	PEPE4[2]	PEA[3]		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[4]	Subtotal thermal
Installed capacity (MW)	265	388	285	-	53	53	81	100	1,225	780	361	30	620	100	100	1,253	14	848	4,107	5,332
New capacity (MW)	-	-	-	-	53	53	81	100	287	184	100	-	-	100	100	565	14	279	1,343	1,630
Market share	0.6%	0.9%	0.7%	0.0%	0.1%	0.1%	0.2%	0.2%	2.8%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.4%	12.2%

Fiscal year
Net generation 2023 (GWh)	543	361	1,060	193	209	204	274	326	3,170	4,512	225	75	606	274	265	7,548	68	4,236	17,809	20,979
Market share	0.4%	0.3%	0.8%	0.1%	0.1%	0.1%	0.2%	0.23%	2.3%	3.2%	0.2%	0.1%	0.4%	0.2%	0.2%	5.4%	0.0%	3.0%	12.7%	14.9%
Sales 2023 (GWh)	543	361	1,060	193	213	217	274	326	3,187	4,470	547	75	606	274	265	8,224	146	4,236	18,842	22,029

Net generation 2022 (GWh)	428	303	707	391	231	249	0	17	2,326	5,103	225	52	1,209	321	308	7,746	73	948	15,985	18,311
Variation 2023 vs. 2022	+27%	+19%	+50%	-50%	-10%	-18%	na	na	+36%	-12%	+0%	+43%	-50%	-15%	-14%	-3%	-7%	na	+11%	+15%
Sales 2022 (GWh)	428	303	707	391	256	249	0	-	2,335	5,103	469	52	1,209	321	308	8,571	152	948	17,133	19,468

Avg. price 2023 (US$/MWh)	17	31	11	70	74	65	65	80	38	19	65	24	49	135	110	37	39	30	35	35
Avg. price 2022 (US$/MWh)	23	38	15	69	74	66	66	na	41	19	77	41	33	118	99	39	40	90	39	39
Avg. gross margin 2023 (US$/MWh)	1	7	4	59	55	60	60	69	26	15	20	4	6	107	86	20	13	23	21	22
Avg. gross margin 2022 (US$/MWh)	3	12	6	60	54	58	58	na	26	12	25	12	11	94	73	21	17	70	23	23

Fourth quarter
Net generation Q4 23 (GWh)	257	123	334	-	49	42	95	107	1,008	630	106	29	23	23	21	1,986	15	1,176	4,009	5,017
Market share	0.7%	0.4%	1.0%	0.0%	0.1%	0.1%	0.3%	0.31%	2.9%	1.8%	0.3%	0.1%	0.1%	0.1%	0.1%	5.7%	0.0%	3.4%	11.6%	14.5%
Sales Q4 23 (GWh)	257	123	334	-	53	55	95	107	1,024	588	173	29	23	23	21	2,118	36	1,176	4,187	5,211

Net generation Q4 22 (GWh)	171	101	278	101	56	59	0	17	783	1,215	27	18	386	41	55	2,173	18	459	4,391	5,175
Variation Q4 23 vs. Q4 22	+50%	+23%	+20%	-100%	-12%	-28%	na	na	+29%	-48%	na	+60%	-94%	-43%	-61%	-9%	-15%	na	-9%	-3%
Sales Q4 22 (GWh)	171	101	278	101	63	59	0	-	773	1,215	100	18	387	41	55	2,389	35	459	4,696	5,470

Avg. price Q4 23 (US$/MWh)	11	19	10	na	71	60	60	80	29	24	41	15	na	na	na	31	37	30	35	34
Avg. price Q4 22 (US$/MWh)	15	28	12	70	72	66	66	na	31	18	88	29	26	na	131	34	33	21	31	31
Avg. gross margin Q4 23 (US$/MWh)	1	(5)	4	na	52	52	52	71	18	15	6	2	0	na	na	19	13	24	22	21
Avg. gross margin Q4 22 (US$/MWh)	(1)	1	5	61	54	57	57	na	19	12	14	4	7	na	94	19	12	10	17	17

Note: Gross margin before amortization and depreciation 1 Fully owned by Pampa from August 2022 to July 2023. 2 Acquired on December 16, 2022. 3 Operated by Pampa (50% equity stake).

Pampa Energía ● Earnings release Q4 23 ● 21

4.2	Production in the main oil and gas blocks

In kboe/day at ownership	Fiscal year			Fourth quarter
	2023	2022	Variation	2023	2022	Variation
Gas
El Mangrullo	35.7	41.9	-15%	27.7	40.3	-31%
Río Neuquén	9.2	8.8	+4%	9.0	9.1	-0%
Sierra Chata	13.2	3.9	+242%	12.8	3.3	+283%
Rincón del Mangrullo[1]	1.5	2.0	-28%	1.5	1.8	-20%
Others	1.1	1.2	-12%	0.9	1.3	-30%
Total gas at working interest	60.6	57.7	+5%	51.9	55.9	-7%

Oil
El Tordillo[2]	2.0	2.6	-24%	1.7	2.7	-34%
Gobernador Ayala	1.1	1.1	+3%	1.1	1.2	-9%
Associated oil[3]	1.1	1.1	+4%	1.1	1.2	-5%
Others	0.6	0.5	+8%	0.5	0.6	-25%
Total gas at working interest	4.8	5.3	-10%	4.5	5.7	-22%

Total	65.4	63.1	+4%	56.4	61.6	-8%

Note: Production in Argentina. 1 It does not include shale formation. 2 It includes the La Tapera – Puesto Quiroga block. 3 From gas fields.

Pampa Energía ● Earnings release Q4 23 ● 22

5.	Glossary of terms
Term	Definition
ADR/ADS	American Depositary Receipt
AR$	Argentine Pesos
Bbl	Barrel
BCRA	Banco Central de la República Argentina (Argentina Central Bank)
Boe	Barrels of oil equivalent
ByMA	Bolsas y Mercados Argentinos (Buenos Aires Stock Exchange)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined Cycle
CCL	An AR$ security settled in foreign markets
CNY	Renminbi Chinese currency
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Necessity and urgency executive decree)
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
ENARSA	Energía Argentina S.A. (former Integración Energética Argentina S.A.)
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FS	Financial Statements
FX	Nominal exchange rate
GPNK	Presidente Néstor Kirchner Gas Pipeline
GT	Gas turbine
GWh	Gigawatt-hour
HIDISA	Diamante Hydro Power Plant
HINISA	Los Nihuiles Hydro Power Plant
HPPL	Pichi Picun Leufu Hydro Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meter
MBTU	Million British Thermal Units
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	Share ownership
OCP	Oleducto de Crudos Pesados S.A.
Pampa / The Company	Pampa Energía S.A.
PEA	Arauco II Wind Farm, stage 1 and 2

Pampa Energía ● Earnings release Q4 23 ● 23

Term	Definition
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Re-assurance and Strengthening of the Federal Hydrocarbon Production through Self-Supply, Exports, Replacement of Imports and the Expansion of the Transportation System to All the Country’s Hydrocarbon Basins 2023 – 2028 Plan (Executive Order No. 730/22) and the Argentine Natural Gas Production Promotion Plan – 2020 – 2024 Supply and Demand Scheme (Emergency Executive Order No. 892/20 and supplementary provisions)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
Q3 23	Third quarter of 2023
Q4 23/Q4 22	Fourth quarter of 2023/Fourth quarter of 2022
Res.	Resolution/Resolutions
RTI	Comprehensive tariff review
SE	Secretariat of Energy
ST	Steam turbine
TGN	Transportadora de Gas del Norte S.A.
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric ton
ToP	Take or pay
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
US$-link	A security in which the underlying is linked to US$ wholesale exchange rate
US$-MEP	A security in which the settlement uses US$ in the domestic market

Pampa Energía ● Earnings release Q4 23 ● 24